May 26, 2015

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Attention:

John Reynolds

Assistant Director

Dear Sirs:

Re:

Focus Ventures Ltd.

Amendment No. 3 to Registration Statement on Form 20-F

Filed May 15, 2015

File No. 000-55349

Further to our telephone conversation with Ruairi Regan regarding the Amendment No. 3 to the Registration Statement (the “Amendment”) of Focus Ventures Ltd. (the “Company”), we advise that in order to clarify the beneficial ownership details of Common Shares held by various Sprott Inc. entities, we propose to revise Item 7.A, Major Shareholders, of the Amendment to read as per the attachment to this letter.

Please let us know whether or not the revised wording is acceptable, and we will then file a further amendment to the Registration Statement reflecting the updated information.

Yours truly,

FOCUS VENTURES LTD.

Per:

    /s/ David Cass

David Cass, President

A.

Major Shareholders.

A major shareholder of the Company is a person that beneficially owns, directly or indirectly, 5% or more of the Company’s issued and outstanding Common Shares including any Common Shares deemed to be beneficially owned by the shareholder pursuant to stock options and warrants which are exercisable by the shareholder within 60 days.  To the best of the Company’s knowledge, as of May •, 2015, the only major shareholders in the Company are:

Name	No of Common Shares(1)	Percentage of Class(1)
Sprott Inc.	12,220,554(2)	15.69%
Simon Ridgway	5,818,182(3)	7.39%
Equinox Illiquid Fund LP (4)	5,220,911(5)	6.69%
Mario Szotlender	4,940,513(6)	6.29%

Notes:

(1)

Based on 77,888,554 Common Shares outstanding as at May 11, 2015, plus any Common Shares deemed to be beneficially owned by the individual pursuant to stock options and/or warrants which are exercisable by the individual within 60 days from the above date.

(2)

A.

Of this amount, 11,202,000 Common Shares are held by Resource Capital Investments Corp. (“RCIC”), and 1,018,554 Common Shares are held by the Lenders (611,132 Common Shares by Resource Income Partners Limited Partnership (“RIPLP”), and 407,422 Common Shares by Sprott Resource Lending Partnership (“SRLP”).

B.

RCIC is wholly owned by Sprott US Holdings Inc., which is wholly owned by Sprott Inc., which is a publicly-traded company in which Eric Sprott holds a control position.  The voting and/or investment power for the Common Shares held by RCIC is held by Arthur Richards Rule, the President of RCIC.

C.

The General Partner of RIPLP is RCIC.  Arthur Richards Rule holds the voting and/or investment power for the Common Shares held by RIPLP.

D.

The Managing Partner of SRLP is Sprott Lending Consulting Limited Partnership (“SLCLP”).  The General Partner of SLCLP is Sprott Lending Consulting GP Inc. which is wholly owned by Sprott Consulting L.P. (“SCLP”).  The General Partner of SCLP is Sprott Consulting GP Inc., which is wholly owned by Sprott Inc.  The voting and/or investment power for the Common Shares held by SRLP is held by Jim Grosdanis, Narinder Nagra and Peter Grosskopf, subject to exceeding certain authority limits whereafter investment decisions require approval of a committee comprised of Eric Sprott, Peter Grosskopf and Arthur Richards Rule.

(3)

Of this amount, 1,669,168 are held by Mill Street Services Ltd., a private company owned by the Ridgway Family Trust, of which Simon Ridgway is the Trustee, and 835,000 represent Common Shares issuable upon exercise of currently exercisable stock options.

(4)

Sean Fieler holds the voting and/or investment power for the Common Shares held by Equinox Illiquid Fund LP.

(5)

Of this amount, 113,637 represent Common Shares issuable upon exercise of currently exercisable warrants exercisable at $0.265 per Common Share until April 10, 2016.

(6)

Of this amount, 610,000 represent Common Shares issuable upon exercise of currently exercisable stock options.

Sprott Inc. and Equinox Illiquid Fund LP became major shareholders of the Company during 2013.  The number of Common Shares beneficially held by Sprott Inc. increased in March 2015 by approximately 1% of the outstanding Common Shares of the Company as a result of the Common Shares issued to the Lenders pursuant to the Credit Agreement.  To the best of the Company’s knowledge, there are no arrangements the operation of which may result in a change in control of the Company.